UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CYTEIR THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

23284P103

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23284P103	13G

1.	NAMES OF REPORTING PERSONS Osage University GP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,474,572 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,474,572 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,474,572 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All of such shares are Common Stock and held of record by Osage II (as defined in Item 2(a) below). Osage II GP (as defined in Item 2(a) below) is the general partner of Osage II and may be deemed to share voting and dispositive power with respect to these securities. Robert S. Adelson, Marc A. Singer and William T. Harrington are the managing members of Osage II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 35,370,929 shares of the Issuer’s Common Stock outstanding as of November 10, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2021, filed with the United States Securities and Exchange Commission (the “Commission”) on November 12, 2021 (the “Form 10-Q”).

CUSIP No. 23284P103	13G

1.	NAMES OF REPORTING PERSONS Osage University Partners II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,474,572 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,474,572 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,474,572 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All of such shares are Common Stock and held of record by Osage II. Osage II GP is the general partner of Osage II and may be deemed to share voting and dispositive power with respect to these securities. Robert S. Adelson, Marc A. Singer and William T. Harrington are the managing members of Osage II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 35,370,929 shares of the Issuer’s Common Stock outstanding as of November 10, 2021, as set forth in the Issuer’s Form 10-Q.

CUSIP No. 23284P103	13G

Item 1(a).	Name of Issuer:

Cyteir Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

128 Spring St, Building A, Suite 510

Lexington, MA 02421

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Osage University Partners II, LP (“Osage II”) and Osage University GP II, LLC (“Osage II GP” and together with Osage II, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 50 Monument Road, Suite 201, Bala Cynwyd, PA 19004.

Item 2(c).	Citizenship:

Osage II GP is a limited liability company organized under the laws of the State of Delaware. Osage II is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

23284P103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. Osage II is the record owner of the 2,474,572 shares of Common Stock (the “Osage Shares”). As the general partner of Osage II, Osage II GP may be deemed to beneficially own the Osage Shares.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

* Except to the extent of its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of Osage II and the limited liability company agreement of Osage II GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 23284P103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2022

OSAGE UNIVERSITY PARTNERS II, LP

By:	OSAGE UNIVERSITY GP II, LLC
Its General Partner

	By:	/s/ Marc A. Singer
Marc A. Singer, Managing Member

OSAGE UNIVERSITY GP II, LLC

By:	/s/ Marc A. Singer
Marc A. Singer, Managing Member